EXHIBIT 10.2
Amended and Restated CORUS BANK, N.A.
Commission Program for Commercial Loan Officers
1. INTRODUCTION
In 1993 Corus Bank, N.A. (“Bank”) implemented the first version of this Commission Program for Commercial Loan Officers (“Commission Program” or “Program”). In order to phase the Program out, starting 11/1/06 no new loans will be added to the Program. Commissions will continue to be generated for loans booked prior to 11/1/06, and will be paid out or held back in a manner consistent with these guidelines. Officer holdbacks will be eliminated, released, or held back in a manner consistent with these guidelines. For loans generated from 11/1/06 and onward, the Bank has instituted a new, discretionary bonus program. These guidelines will be interpreted as if that new program does not exist, except that for purposes of calculating the Annual Alteration described in Section 4 below.
We anticipate that over the next two to three years, most of the loans currently in this Program will have paid off, and most of the holdbacks will have either been eliminated due to losses or paid out. However, we also anticipate that some of the loans in the current Program might become problem loans that involve losses, and might have to be tracked for additional years, resulting in longer holdbacks and more risk of loss for the officers involved.
The Commission Program was designed to share loan profits with the officers to the extent those profits exceed what the company could earn by investing its deposits in some other manner (the Bank’s “Opportunity Cost” — see section 6 for further details on the Opportunity Cost). We call this sharing in “Incremental Profit.” Incremental Profit consists of interest and fee income, minus the Opportunity Cost, minus the department’s overhead. Furthermore, just as officers share in Incremental Profit, they must also bear that same share of any losses. These concepts are developed more fully in the following pages.
Even though the Commission Program is being phased out, further changes might be called for in the years remaining before all of the loans in the Program have been either paid off or disposed of. The Bank is entitled to make any changes that it deems appropriate, in its sole discretion. Management will attempt to minimize the frequency of such changes, and will also try to explain the rationale behind any changes fully, but the program may be changed at any time. Your comments, cooperation and patience will be appreciated. Please direct comments or questions to either Michael Stein or Robert Glickman. References below to management include both Mr. Stein and Mr. Glickman, both of whom will answer questions and field comments. As CEO, Mr. Glickman will act as the final arbiter for difficult decisions.
This program is entirely unfunded. All amounts payable hereunder are paid from the general assets of the Company.

2. COMMISSION CALCULATION SHEET
The Commission Program requires us to track all loans originated or renewed since the program began which are still on the books. We must maintain information on the loan amount, terms, officer(s) involved, and how the commission associated with the loan is to be allocated. We must also calculate the actual commission amount for individual loans based on the rest of the information contained in the database. The spreadsheet in which we maintain this database is called the Commission Calculation Sheet (“CCS”). On separate spreadsheets, management tracks the advance against commission percentage (see below), actual commissions paid, amounts held back, and other related information. However, the CCS is the primary spreadsheet in which most of the critical information is stored.
3. WHICH LOANS WILL BE INCLUDED IN THE PROGRAM?
The loans included in the Program are limited to those that were included as of 10/31/06. Any extensions of those loans will also be included in the Program, even if there is a loan increase or other accommodations associated with the extension. A completely new loan secured by the same asset will be deemed to be in the new program, and the loan will be considered paid off for purposes of the Commission Program. However, if a completely new loan was originated under duress, as part of a workout, then that new loan will stay in the Commission Program. If the Bank forecloses on the asset securing a loan in the Commission Program, that asset will be tracked as part of the Commission Program in the manner noted elsewhere in this document. Management’s discretion might be required to resolve unclear situations.
The Commission Program uses a 12-month period beginning on November 1st and ending on October 31st of each year to calculate commissions (“Commission Year”). This cut-off date is being used so that all calculations can be made and verified and the commission amount calculated by year-end. Therefore, an officer’s year-end Net Commissions (defined below) for a calendar year will be based on loan activity for the 12 months ending on October 31st of that same year. Please note also that the October 31st date is not in any way a date upon which commissions become payable by the company or formally earned by officers.
Each year a portion (as described in Section 12, “Commission Holdback”) of an officer’s Net Commissions arising with respect to the Commission Year will be paid in cash (as soon as practicable, but in no event more than two and a half months after the end thereof). The balance will be held back, subject to risk of loss (and thus subject to a substantial risk of forfeiture) pursuant to Section 8, “Sharing of Loan Losses”, until the conditions of Sections 12 are satisfied. All Commissions that are so held back are referred to as “Held Back” or “Holdback(s).” Note that certain calculations relating to the vesting of Commission Holdbacks are made as of October 31st of the relevant calendar year.

4. COMMISSION FACTOR
The Commission Factor is the percentage of the Incremental Profit associated with the loan that will be shared with the relevant officer(s). The Commission Factors in place will not be changed, but remain subject to the Annual Alteration noted below.
All Commission Factors, regardless of the year in which the loan was originated, are subject to an Annual Alteration. In order to describe the Annual Alteration, some terminology must be defined. “Unadjusted Gross Compensation” is the sum of: a) the Gross Commissions accrued by officers who are in the Commission Program for that year, but prior to considering the Annual Alteration, plus b) Commissions allocated to all Supervising Officers (whether in the Program or not); plus c) compensation pursuant to any new programs instituted by the Bank pertaining to loans originated after 10/31/06 paid to commercial loan officers who were in this Commission Program as of 10/31/06.
Effective as of November 1, 2006, the Threshold shall be equal to $8.9 million. The Annual Alteration will be a reduction in every Commission Factor, which shall be calculated by multiplying each Commission Factor by the following formula (if the formula results in a number greater than 1.0 there will be no Annual Alteration for the year in question):
Threshold + (50% * [Unadjusted Gross Compensation — Threshold])
Unadjusted Gross Compensation
The Annual Alteration will reduce the Commission Factor for all loans for a given year, but the original, unaltered Commission Factor will still be the starting point for the next year’s Annual Alteration, if any. That is, the Annual Alteration in a given year does not carry forward.
5. ALLOCATING THE COMMISSION
Commissions on loans in the Program will continue to be allocated among officers exactly as they were on 10/31/06. Any extensions will be allocated to the same officers in the same proportions. In the event an officer is no longer with the Bank, those portions will revert to the Bank.
The program was intended to provide commissions to each officer based solely on account of income generated by the individual performance of the officer. In some instances, more than one officer deserved credit for bringing in a new loan, or for doing a material amount of the work associated with underwriting the loan. In that event, the applicable commission was divided among the relevant officers so that the relative amounts allocated to each officer approximate as closely as possible the relative amount of income generated by the individual performance of each officer.
All officers who receive an allocation of a commission should sign any Loan Approval Sheets pertaining to any amendments or extensions of loans in the Program, so that the Officer’s loan approval and recommendation of the loan is documented. No individual needs to sign the approval sheet on behalf of either Senior Management allocations (see below) or allocations to “Other.”

Every loan that is handled by the Bank has a supervising officer (the “Supervising Officer”) assigned to it. The Supervising Officer is either Michael Stein, Robert Glickman or Tim Stodder. A lead loan officer (“Lead Officer”) is designated for each loan, and such individual is responsible for the majority of the negotiation, structuring and ‘frontline’ documentation (e.g., term sheets, application letter, commitment letters, etc.; in other words, the initial documentation that sets the terms of a loan). In some instances, a second officer may be asked by the Lead Officer to assist on a given loan.
The Supervising Officer is responsible for overall supervision of the particular loan, including: a) meet, as needed, with the borrowers/developers, b) evaluate borrower/ developer’s integrity, experience, etc., c) perform, as needed, site inspection(s) of proposed and comparable projects, d) underwrite financials for both project and borrowers, e) underwrite tenants (where applicable), f) guide negotiating, underwriting and pricing of loan(s), and g) review and approve term sheets, application letters and commitment letters. In addition, as a loan committee (the “Loan Committee”) must approve each loan, the Supervising Officer and the Lead officer present the loan and an analysis of the economics thereof to the Loan Committee for consideration and final approval. The aggregate of these activities are termed the “Cliff of Activity” and must be met in order for the Supervising Officer to earn a commission on a given loan.
In order to maximize the number of profitable loans made by the Bank, individual officers are compensated, on a loan-by-loan basis, based on their individual performance in originating, negotiating and bringing a loan to closure. Their compensation is not a function of the overall profitability of the loan department, nor of Corus. Instead, an officer only earns a commission if the officer actually works on a loan. Each individual’s compensation is a direct function of the number of loans they work on personally and the profitability of each of those loans. As a consequence, the number of loans on which the individual is actively involved caps the total amount that an officer can earn.
The Lead Officer assigned to the loan would be responsible for the majority of the negotiation, structuring and ‘frontline’ documentation, and would be eligible to receive the remaining 75% of the Commission. The Lead Officer may, however, request the assistance of a junior officer to provide support with respect to these functions. In that event, the Lead Officer and supporting officer would agree on the portion of the 75% commission to be paid to the supporting officer. The amount payable to the supporting officer is typically 8% to 15% of the total Commission, and should be determined by the Lead Officer and Supervising Officer based on the supporting officer’s contribution to the overall effort.

6. COMPONENT PARTS OF THE COMMISSION CALCULATION SHEET.
Basically, the commission for a loan is equal to:
•	Net Commissionable Income = Income associated with the loan minus Servicing and Opportunity Costs; then multiply by

•	the Commission Factor (see Section 4 above); and then by

•	the Officer’s Share (see Sections 4 and 5 above).
This is a broad conceptual framework, and the Commission Program and the Commission Calculation Sheets incorporate these concepts, sometimes in a very precise manner, and sometimes more roughly. In this section we will discuss how Income, Servicing Cost, and Opportunity Cost are incorporated in the CCS. For a complete understanding of the CCS, officers should study the CCS itself; this overview is only a general summary.
Income. Income for a given year in the Commission Program consists of interest income and fee income generated in that year on a cash basis. Fee income includes origination fees, exit fees, and fixed percentage prepayment charges. Yield maintenance prepayment charges are included in a limited manner (see Section 10 below). Income from foreclosed real estate and gains on sales of real estate will not be included as Income.
Earned fees for loans that do not close are included in the program, and considered as if they were profits associated with a regular loan. Letter of credit fees will also be included, as would any loans resulting from draws on letters of credit. If the Bank ever experiences a loss in connection with a loan in which it was an intermediary, or in connection with a letter of credit, officers should expect to share in losses (see below) just as if these were regular loans.
Expenses incurred for loans that do not close, and further assuming that the expenses were not reimbursed by the customer, may at the Bank’s sole discretion, be charged to the officer as well, in which case the officer would bear a portion of the costs equal to the Commission Factor which would have been used had the loan closed. Officers need not expect to pay for business development costs and site inspections (provided reasonable care is taken to avoid unnecessary and unduly expensive travel), but should be careful about incurring legal fees and other third-party report costs such as appraisals without getting a deposit of some sort from the customer.
Most of the Bank’s loans have variable interest rates. In the CCS, the interest rate must be expressed as a spread over one of several indices: Treasuries, Prime, or LIBOR. For variable rate loans, at the end of each Commission Year, the Bank analyzes the actual spread between 3-month Treasuries and the various indices used in our loans, and the CCS is adjusted to reflect the actual spreads observed over the prior year.
For fixed rate loans, all of which are Treasury-based, the CCS uses the spread to comparable maturity Treasuries as of the date that the rate is locked (this is usually either the date of commitment or the date of closing). The benefits and costs of interest rate fluctuations after locking are enjoyed or borne, as the case may be, by the bank. Furthermore, the bank will usually swap fixed rate loans into floating rate loans. However, whether we swap or not, or how successful the swap is, is not considered in the Commission Program.

Also, some loans involve one or more changes in rate basis or spread the middle of the term (e.g., from LIBOR + 3.00% to LIBOR + 2.75% or to Treasury +3.25%). In such cases, the loan will be treated as if it paid off at the time the rate basis is altered, and as if a new loan was originated with the new rate. A loan with an interest rate floor (e.g., LIBOR + 3.25% with a floor of 6.50%) might function as if it was a loan with a constantly changing spread. In this case, the Bank will make a customized, weighted average calculation of the spread which takes into account both the actual spread and the actual principal balance, and gives more weight to the spreads which applied to higher balance periods than to the spreads which applied to lower balance periods.
The CCS assumes that interest accrues on an Actual/360 basis. If a loan is negotiated otherwise, the “spread” column or input on the Commission Calculation Sheet should be reduced to reflect the change
Opportunity Cost. The Opportunity Cost for each of the loans in the Commission Program will remain fixed at whatever it was as of 10/31/06. That same Opportunity Cost will apply to any amendments or extensions of the loan in question as well.
Servicing Cost. There are economies of scale in servicing larger loans. Management has made a rough estimate of servicing cost for loans of various sizes. See the table in the Commission Calculation Sheet.
Also, it will be assumed that the servicing cost for Construction Loans will be double whatever the normal servicing cost would have been. The Commission Calculation Sheet automatically calculates this extra cost. However, in the input section of the Commission Calculation Sheet officers must indicate that the loan is a construction loan in the appropriate column.
7. CESSATION OF COMMISSION
So long as the full base rate of interest is actually collected from the borrower, or is drawn upon from an interest reserve, commissions will accrue for the loan in question. Whether or not the loan is categorized as non-accrual, and regardless of the loan’s internal numeric or alpha rating, a commission will accrue so long as interest is actually collected. No commission will be paid for any period during which the Bank owns an asset, and no commission will be paid pertaining to any gain on sale of any asset. See below for more details on how foreclosure and carry costs can impact an officer.
8. SHARING IN LOAN LOSSES
Officers will share in losses incurred on any loan in their portfolio. Through October 31, 1998, each officer built up a loan loss reserve equal to 0.15% per year of the average balance of his or her portfolio (“Reserve”). Losses incurred in the officer’s portfolio will first be subtracted from the Reserve dollar-for-dollar. That is, a $100,000 loss will cause a $100,000 deduction from the Reserve, regardless of what the Commission Factor was. However, if an officer only had 50% of the commission for a loan, his or her Reserve will only be debited for 50% of the loss.

In a loss situation, it is quite possible that an officer’s Reserve will not be large enough to absorb the loss. The loss in excess of the Reserve is the Excess Loss, and the Excess Loss times the Commission Factor for the loan is called the Officer’s Loss.
The commissions on a loan can vary from year to year due to when points/fees are paid by the borrower, the balances outstanding under the loan (and thus the interest income accrued by the Bank) and the Annual Alteration factor (see Section 4). Therefore, an officer’s appropriate share of losses will be a weighted average of the commissions (not commission factors) that arose over the life of the loan. As an example, if 60% of the commission amounts arose under an (effective) 9% commission factor and 40% arose under an (effective) 8% commission factor, then the commission factor for loss purposes would be 8.6% (that is, not 8.5% — the simple average of the two factors).
Now, assume an officer’s Reserve was $100,000 and a loan which was 100% in his or her portfolio with a 10% Commission Factor (no Annual Alteration in this example) throughout its entire life generated a loss of $200,000. The $100,000 Reserve would be wiped out, and the remaining $100,000 loss would be the Excess Loss. The Officer’s Loss would be the Excess Loss times the Commission Factor ($10,000) which would be withheld from other sources of pay as noted in the paragraph next, below. If the loan in question was only 50% in that officer’s portfolio (i.e., only 50% of the commissions on that loan were allocated to the officer), then he or she would only have to support $100,000 of the $200,000 loss, and in the example above the officer’s Reserve would cover that entire amount, so that nothing would be withheld from any other source.
The Officer’s Loss will first be deducted from current year’s Net Commissions that would otherwise be payable to the officer in cash (Section 12A) and any dividends otherwise payable on Commission Holdbacks in Corus Stock (Section 12B-2). If the current year’s cash commissions are insufficient to cover the Officer’s Loss, the bank will then offset the Officer’s Loss against any Commission Holdbacks. The Bank will offset first against that portion of the Commission Holdback, if any, that is to be distributed that year pursuant to Sections 12A or 12D. Finally, to the extent necessary, the Bank will offset against Commission Holdbacks that are closest to being released. If the officer’s Commission Holdbacks were entirely depleted, future commissions would be the Bank’s last source of recovery. Officers will not be expected to come out-of-pocket to pay anything to the company. Compensation paid pursuant to any new programs and pertaining to loans originated after 11/1/06 will not be at risk to cover losses in loans in the this Commission Program.
Loan losses for purposes of this Commission Program will be determined at the earlier of: (a) the time the asset(s) securing the loan is (are) sold; or (b) 24 months after the asset securing the loan has been foreclosed upon. Charge-offs, for book purposes, are not relevant for loss calculation purposes. Loan losses include: (1) Principal Loss; (2) Net Carry Costs; and (3) an estimated cost of carrying the asset in question, which is the Bank’s Opportunity Cost.

Principal Loss. “Principal Loss” will be equal to: (i) the unpaid principal balance of the loan or remaining basis in the real estate asset after the collateral is sold and net proceeds are used to pay down the loan or reduce the bank’s basis; minus (ii) any amount collected from a guarantor. All accrued but unpaid interest on which commissions were paid should have been capitalized, and should be included in the unpaid principal balance, if any. Even if there is no Principal Loss, there might still be a loss to the officer due to Net Carry Costs and Opportunity Costs, but any excess proceeds from asset sales or guarantor payments would be available to reduce those losses. If the Bank advances a loan to finance the purchase of a Bank-owned asset, then that loan will be considered cash to the Bank. However, that loan will be included in this Commission Program for both profit and loss potential, and the Bank may, in its sole and absolute discretion, consider such a loan to be a non-performing asset for its entire life, regardless of actual payment history, for purposes of determining if commissions should be paid out or held back.
On the 24-month anniversary of any foreclosure, if a foreclosed asset has not been previously sold, the Principal Loss pertaining to that asset will be finalized using the then-current appraised value, and a good-faith estimate by the bank of the collectibility of any outstanding claim against a guarantor.
Net Carry Costs. Any income generated by the project minus any out-of-pocket costs incurred by the bank in connection with that project will be added to the Bank’s ultimate loss. The cost of enforcing a guaranty would be a Carry Cost; however, as noted above, any amount collected under the guaranty would offset the Principal Loss. No Opportunity Cost will be added to Net Carry Costs. If income exceeds expenses, then Net Carry Costs will reduce losses, benefiting the Bank and the officer.
Opportunity Cost. The notional amount will be the unpaid book balance of the loan or real estate asset, as adjusted from time to time by partial asset sales/releases or by increases in book basis due to improvements paid for by the Bank, but ignoring any charge offs or depreciation. The interest rate shall be equal to 3-month Treasuries plus 1.50%.
Net Carry Costs and Opportunity Cost on a non-performing asset can accumulate rapidly, and could exceed the Principal Loss of a bad loan. Be careful with your loans! Officers should be aware that one major problem loan could conceivably wipe out the commission earned on many healthy loans. Management, in its sole but reasonable discretion, will calculate loan losses for commission purposes.
9. CHANGES RETROACTIVE
All policies described in this document apply to all loans, unless specifically stated otherwise, regardless of when the loans were originated, or when the policy was adopted.

10. BASE PAY AND ADVANCE AGAINST COMMISSION
The CCS calculates what could be called the Gross Commission. However, 80% of each officer’s salary is considered to be an advance against his or her commission. This advance is netted out of the gross commission at year-end and the resulting figure, defined as the “Net Commission,” is the amount that will be paid, part in cash and part via holdback (see Section 12 below).
11. PREPAYMENT CHARGES
Officers will share in prepayment charges according to the following guidelines:
1)	If the prepayment charge formula is the Bank’s standard yield maintenance charge with a replacement rate of Treasury + 0.0%, then the additional commission amount due to the prepayment charge will be the present value of all future commission amounts associated with the loan, assuming the loan had paid off at its stated maturity, discounted at the Replacement Rate used in the prepayment charge calculation;

2)	If the prepayment charge formula is the Bank’s standard yield plus a spread of some sort, then the additional commission amount due to the prepayment charge will be the amount calculated in (1) above, multiplied by the following ratio: (loan spread to Treasuries — replacement rate spread) / loan spread. This means that prepayment charges will be reduced by the same proportion as the replacement spread that reduced the loan spread. For example, if the loan spread was 3.0%, and the replacement rate spread was 1.0%, only 2/3 of the full spread flowed through to the prepayment charge calculation. Therefore, only 2/3 of the commission amount according to (1) above would be earned;

3)	Starting in the Commission Year beginning on November 1, 2001, if the prepayment charge formula is a flat percentage, then prepayment charge will be treated as a loan fee, and added to loan profitability for the year in question.
12. COMMISSION HOLDBACK
Each year a portion (described below in clause A) of an officer’s Net Commissions arising with respect to the Commission Year will be paid in cash (as soon as practicable, but in no event more than two and a half months after the end thereof). The balance will be held back, subject to risk of loss (and thus subject to a substantial risk of forfeiture) pursuant to Section 8, “Sharing of Loan Losses”, until the conditions of this Section 12 are satisfied. All commissions that are so held back are referred to as “Held Back” commissions or “Commission Holdback(s).”
In general, an officer’s Commission Holdbacks will remain subject to risk of loss for nine (9) years from the date held back hereunder, unless prior to such nine year anniversary, such amounts pass the “Stress Analysis” test described below in clause D, at which time they are no longer at risk of loss (and thus no longer at a substantial risk of forfeiture), are earned and vested and would be distributed in accordance with the following paragraphs.

Upon satisfaction of the conditions of the Program and expiration of the holdback periods described herein, such amounts will no longer be at risk of loss (and thus no longer at a substantial risk of forfeiture), are earned and vested and will be distributed immediately (or as soon as practicable thereafter, but in no event more than two and a half months after end of calendar year).
The intent of this holdback is to more closely align officers’ interests with those of the Bank. Officers will experience first hand the sense that profits from many previous years can be eroded by bad loan decisions which take time to surface. The following holdback rules apply:
A)	The first $25,000 of the Net Commission (defined in Section 10, above) will be paid in cash. The next $100,000 in Net Commission will be paid 50% cash, and 50% held back. Any additional Net Commission will be paid 30% cash, and 70% held back.

All amounts held back in accordance with the preceding paragraph for the current or a prior year, along with amounts held back under any other provision of this Section 12, are called the “Commission Holdbacks.” Commission Holdbacks remain subject to risk of loss (and thus subject to a substantial risk of forfeiture), until the conditions of this Section 12 have been met.

B)	A distribution of Commission Holdbacks no longer at risk of loss (and thus no longer at a substantial risk of forfeiture) will be made in one of three forms (as described below), pursuant to the election by the officer at the inception of the Holdback Period for such Commission Holdbacks. Such distributions will be made as soon as practicable (but in no event later than two and a half months after end of calendar year).
1.)	Cash will be calculated in the following manner:
•	Amount Paid = Commission Holdback Amount allocated to Cash at the inception of the Holdback Period * ((1 + 60% of 9-yr Treasury)^9)

•	The 9-year Treasury will be the 9-year Treasury yield as of October 31st for the year the commission arose.
2.)	Corus Bankshares, Inc. (“Bankshares” or “Company”) Phantom Stock (“Corus Stock”) will be calculated in the following manner:
Commission Holdback amount allocated to Corus Stock divided by the Company’s stock price on October 25th of the given year. If such date is a weekend or holiday, then the first business day after the 25th shall be used. In addition, a cash payment equal to any dividends said shares would have paid during the Holdback Period will be distributed to the officer annually. These dividends will cease to the extent shares are deemed to be lost due to Loan Losses.

It is expressly understood that at the time of deferral the Company is not actually delivering shares of Corus Stock to the officer, but rather crediting their holdback account with an equivalent number of “phantom” shares of Corus Stock. As such, the employee has no beneficial interest in Corus Stock so held back. This means, among other things, that these shares carry no voting rights and that any Dividends paid are taxable as ordinary income to the officer.
When Holdback releases of Phantom Stock are made, the Company reserves the right, but is not obligated, to pay some or all of this amount in cash, rather than shares, in which case the cash payment will be based on the share price at the close of business on the last business day before the commission is paid to the officer. In particular, among other possible reasons, if the Company is obligated to withhold taxes for an officer, it might avail itself of this right to pay some portion of the payment in cash instead of shares, and it might then withhold some of that cash to make withholding tax payments.
3.)	S&P 500 will be calculated in the following manner:
•	Principal Amount = Commission Holdback allocated to S&P500

•	Orig S&P = S&P 500 Index as of date of original holdback

•	Ending S&P = S&P 500 Index as of date of release

•	S&P Return = (Ending S&P — Orig S&P) / Orig S&P

•	Release = (S&P Return * 75% * Principal Amt) + Principal Amt
With respect to an officer’s Net Commissions arising in a Commission Year and held back under Section 12, the officer must choose, by October 15th, from among the foregoing options. Officers can choose to have a portion of their Commission Holdback for any year paid in each of the three methods above (that is, some of a given year’s commission could be tied to cash, some to Corus Stock, and some to the S&P 500).
C)	The Commission Holdback, in whatever form the officer chooses to take it, would be subject to risk of loss (and thus subject to a substantial risk of forfeiture) described above in Section 8, “Sharing of Loan Losses.” Amounts to be deducted from the accumulated Commission Holdback would be deducted from the then-current value of the amounts held back at the time the loss occurs.

D)	Stress Analysis. For a variety of reasons, an officer’s aggregate Commission Holdbacks might exceed the amount determined to be necessary (under the Stress Analysis test described in detail below) to offset potential future losses associated with the officer’s loans. For purposes of this calculation, the Commission Holdbacks will be deflated in the manner described below (what is termed “Deflated Commission Holdbacks”). Commission Holdbacks will be released such that the officer’s Deflated Commission Holdbacks do not exceed that officer’s Total Loss Potential (as defined below). The Stress Analysis test will be based on October 31st information.

If an officer’s Deflated Commission Holdback exceeds the officer’s Total Loss Potential, then: (i) the amount by which the Deflated Commission Holdback exceeds the Total Loss Potential is, under the terms of the Program, no longer at risk of loss (and thus no longer at a substantial risk of forfeiture), and is earned and vested and will be distributed as soon as practicable (but in no event later than two and a half months after the end of the calendar year), and (ii) Net Commissions for the current calendar year that would otherwise be held back (pursuant to clause A of this Section 12) will not be held back.
In contrast, where an officer’s Total Loss Potential exceeds his Deflated Commission Holdbacks: (i) only those Commission Holdbacks that have been held back a full nine years will no longer be at risk of loss (and thus no longer at a substantial risk of forfeiture), and (ii) Net Commissions arising in the current year that are scheduled to be held back under clause A of this Section 12 will be held back.
Total Loss Potential definition:
For each loan that generates a commission for that officer, multiply the total commitment (i.e., outstanding balance plus unfunded commitment) as of October 31st of that Commission Year by:
1.	that loan’s Probability of Default (“POD”); then by

2.	that loan’s Loss Given Default (“LGD”); then by

3.	that loan’s original Commission Factor (after accounting for the Annual Alteration in the year of origination, but for simplicity’s sake ignoring any subsequent changes in the Commission Factor due to the Annual Alteration in subsequent years); then by

4.	if a loan (including 1st mortgage and, if applicable, an associated mezzanine loan) is in excess of $150 million, then a percentage equaling $150 million (lower maximum “commissionable” thresholds applied in prior years) divided by the actual total loan commitment amount; then by

5.	the officer’s percentage of the commission for that loan.
Call this the Individual Loan Loss Potential. The sum of the Individual Loan Loss Potential for all loans in the Program (including nonperforming loans), less the officer’s Reserve is the officer’s Total Loss Potential.
For purposes of this section, Commission Holdbacks: (i) include Net Commissions attributable to loans originated during the current Commission Year that would be held back due to clause A, and (ii) exclude Commission Holdbacks that are to be released pursuant to the nine year release feature of this Section 12.
Deflated Commission Holdbacks are calculated as follows: (i) the value of any Corus stock will be reduced to 80% of Bankshares’ book value per share as of October 31st of that year, (ii) the value of any S&P 500 reduced to 67% of its value as of October 31st of that year, and (iii) Cash at its then current indexed-value. Commission Holdbacks are deflated because we assume that when the Bank is incurring losses, economic problems will have caused the value of the S&P 500 and, much more so, Corus Stock to deteriorate.

E)	If an officer is no longer employed by the Bank and has Commission Holdback amounts pending, the Holdback Period would continue without any change whatsoever. See Section 15 below for a definition of Terminated Officer. The company will certify to the Terminated Officer that any calculations pertaining to the Commissions Holdbacks were in reasonable compliance with this program, but Terminated Officers will not be entitled to direct access to the bank’s records. If substantially all of the loans that generate commissions for the Terminated Officer pay off without loss prior to the end of the Holdback Period, then the “Stress Analysis” test (clause D of this Section) will automatically be considered satisfied and any remaining Commission Holdbacks will become earned and vested and immediately distributable. Any amounts held back will be released at their then-current indexed value.

F)	The application of the provisions of this Section 12 shall result in the release and distribution (as soon as practicable, but in no event more than two and a half months after the end thereof), of all amounts that are no longer subject to a substantial risk of forfeiture in that year.
13. INTENTIONALLY DELETED
14. CUSTOMER ACCOUNTS PROTECTED
The loan officer who brings a customer to Corus and either closes on one loan or opens meaningful depository accounts shall be considered the account officer for that customer. It will be expected that other Bank officers will respect this protection and not solicit business from a protected customer without the account officer’s permission. If a dispute arises over which officer should handle a certain account, please consult Michael Stein or Robert Glickman.
15. TERMINATION OF EMPLOYMENT
After an officer either resigns or is terminated, said officer (hereinafter referred to as a “Terminated Officer”) will not earn any further commissions on loans that are on the bank’s books. Nor will a Terminated Officer be allocated any new commissions for the year in which the Termination occurs or in any subsequent years either. If an Officer is terminated before December 31st of any given year, no Commissions for any partial year will be allocated to such Officer. Notwithstanding the foregoing, if an Officer is terminated without cause, or dies or ceases employment due to a physical disability, the commissions accrued through that officer’s date of termination will be allocated to such officer, and payable to him or her (or to his or her Beneficiary, as defined below), but subject to holdback and potential elimination as described elsewhere in this document and the balance of this Section 15.

The Terminated Officer may earn some, all or none of the Commission Holdback accrued in the years prior to the date of Termination, all according to the following guidelines:
(1)	If a Terminated Officer has any Commission Holdback amounts pending, the Holdback Periods would continue without any change in the Holdback Period whatsoever, and the conditions of earnout and vesting described at Sections 12 would continue to apply.

(2)	Each year the company will certify to the Terminated Officer that any calculations pertaining to the Commission Holdback were in substantial compliance with this program,

(3)	The Terminated Officer will not be entitled to direct access to the Bank’s records.

(4)	If all of the loans that generated commissions for the Terminated Officer pay off without loss prior to the end of the Holdback Period, then, as described at Section 12 above, any held back amounts will be released to the Terminated Officer at their then-current indexed value.

(5)	If there are any Losses in time periods after Termination, but before the Holdback Period expires, in any of the Loans in which the Terminated Officer generated a Commission in any prior year, then the Losses will be deducted from the Commission Holdback in accordance with the guidance contained in Section 8, “Sharing in Loan Losses.”
In the case of an Officer whose employment is terminated on account of death, references in clauses (1) to (5) to a “Terminated Officer” shall be to the officer’s Beneficiary. A “Beneficiary” shall be such person or revocable trust as designated, (on a form supplied by and satisfactory to the Company) by an Officer to receive any amounts payable under this Section 15 with respect to the Officer in the event of his death while employed by the Company. If an Officer has not designated a Beneficiary in accordance with the preceding sentence, then the Officer’s estate shall be his/her Beneficiary.
16. INDEPENDENT AUDITS
An independent audit of loan files will be conducted annually to ensure that loans are closed as they were approved and with no documentation irregularities. This is a generally sound banking practice, and becomes particularly important once loan officers are directly rewarded for volume.
17. CONFIDENTIALITY
This Commission Program is not to be shown or disclosed to anybody outside of the Company. It is considered proprietary information of the Company. This pledge of confidentiality will continue after employment by the Company ceases for any reason.

Acceptance of any commission payments by any officer will bind the officer to this pledge of Confidentiality.
18. LIMITATION ON ASSIGNMENT
Any benefits under this Commission Program may not be assigned, sold, transferred, pledged or encumbered, except by will or intestacy, and any attempt to do so will be void.
19. GOVERNMENT LAW
Except to the extent preempted by the laws of the United States, this program will be construed and administered in accordance with the laws of the State of Illinois.
20. OFFICER REVIEW AND CONSENT.
Annually, so long as the officer is employed by the Bank, the Bank will supply each officer with a copy of these guidelines, in their most current form, a copy of a portion of the CCS detailing their loans (but not including loans for which the officer does not collect any commission), a summary of the current year’s compensation including any commissions released, paid, and held back, and a summary of the officer’s current and prior year holdback amounts, including information on investment elections, and on any freezes, eliminations, or releases of holdback amounts. Officers will be asked to review all the information submitted to them and to acknowledge in writing whether or not they identify any discrepancy or error in the information provided to them.
Terminated Officers will receive information as noted in Section 15 above, and the Bank will not be obligated to release any payment to a Terminated Officer without written consent from such officer regarding the accuracy of such payment, and confirming that the Terminated Officer does not have any claims against the company pertaining to holdback amounts or otherwise.
21. PROGRAM SUBJECT TO CHANGE OR TERMINATION
Management reserves the right to further modify this Commission Program at any time for any officer or all officers in its sole discretion. This program does not constitute a contract between the company and its officers, except to the extent it describes how new commissions on existing loans will be paid out or added to the Holdback (so long as an officer remains employed at the Bank as of 12/15 or each year), and except to the extent it describes how Holdback amounts will be held, released, or deemed lost.
Please direct any questions or comments to Michael Stein or Robert Glickman.